AURORA GOLD CORPORATION

c/o Coresco AG

Level 3, Gotthardstrasse 20, 6300

Zug, Switzerland

November 20, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington D.C. 20549

Attention:	John Reynolds, Assistant Director
George Schuler, Mining Engineer

Re:	Aurora Gold Corporation
Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2013
Filed September 9, 2014
File No. 000-24393

Dear Madam or Sir:

This letter is in response to your comment letter dated September 16, 2014 (“Comment Letter”) related to the above referenced filing.

Our responses to the Comment Letter are as follows:

Form 10-K for Fiscal Year Ending December 31, 2013 filed March 31, 2014

Mining and Exploration Properties, pages 5 & 14

1.	We note your response to comment 1 in which you restated your JORC compliant inferred resources as mineralized material. We re-issue comment 1, mineralized material does not include material estimated by using geologic inference, which are sometimes classified as “inferred” or “possible” by some evaluators. This would include all inferred resources. Please remove your disclosure of inferred resources estimate from pages 7 and 17.

Response: In response to this comment, we have revised our disclosures on pages 7 and 17 of our amended filing by removing our disclosure of inferred resources.

Aurora Gold Corp.

Level 3 - Gotthardstrasse 20 - 6300 Zug - Switzerland

Phone +41 41 711 02 81 - info@coresco.ch - www.aurora-gold.com

In responding to your comments, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address any further comments and questions related to our amended filing to our attorney, David E. Wise, Esq., whose contact information is set forth below:

Law Offices of David E. Wise, P.C.

The Colonnade

9901 IH-10 West, Suite 800

San Antonio, Texas 78230

(210)558-2858

wiselaw@verizon.net

Sincerely,

/s/ Ross M. Dole

_________________

Ross M. Doyle

Chief Financial Officer

Aurora Gold Corp.

Level 3 - Gotthardstrasse 20 - 6300 Zug - Switzerland

Phone +41 41 711 02 81 - info@coresco.ch - www.aurora-gold.com